SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Shanda Games Limited
(Name of the Issuer)

Shanda Games Limited

Yingfeng Zhang

Capitalhold Limited

Capitalcorp Limited

Ningxia Yilida Capital Investment Limited Partnership

Yili Shengda Investment Holdings (Hong Kong) Company Limited

Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership)

Ningxia Zhongyincashmere International Group Co., Ltd.

Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited

Zhongrong Investment Holdings (Hong Kong) Co., Ltd.

Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership)

Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership)

Shanghai Yingfeng Investment Management Company Limited

Shaolin Liang

Orient Hongtai (Hong Kong) Limited

TonSung Holdings Limited

Lihua Investment Center (Shanghai) L.P.

Orient Hongzhi (Hong Kong) Limited

HuaSung Holdings Limited

Litian Investment Center (Shanghai) L.P.

Hao Ding International Limited

Shanghai Hai Sheng Tong Investment Co., Ltd.

Lihai Investment Center (Shanghai) L.P.

Liyou Investment Management (Shanghai) Company Limited

Zhejiang Huatong Holding Group Company Limited

Miaotong Wang

Heng Shao

Ji Wang

(Name of Persons Filing Statement)

Class A ordinary shares, par value $0.01 per share
American Depositary Shares, each representing two Class A ordinary shares
(Title of Class of Securities)

81941U105*
(CUSIP Number of Class of Securities)

Shanda Games Limited

c/o Yingfeng Zhang, Acting Chief Executive Officer

Yingfeng Zhang

No. 1 Office Building

No. 690 Bibo Road

Pudong New Area

Shanghai 201203

The People’s Republic of China

+86 21 5050 4740

Capitalhold Limited Capitalcorp Limited Cricket Square, Hutchins Drive, P.O. Box 2681 Grand Cayman, KY1-1111 Cayman Islands +86 21 5050 4740

Yili Shengda Investment Holdings (Hong Kong) Company Limited

Room 2803-05, AXA Tower, Landmark East
100 How Ming Street, Kwun Tong Kowloon
Hong Kong

+852 8208 5118

Ningxia Yilida Capital Investment Limited Partnership

Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership)

Ecological Textile Park
Lingwu, Ningxia 750400
The People’s Republic of China

+86 21 5050 4740

Shanghai Yingfeng Investment Management Company Limited
Room 2055, No. 5358 Huyi Road
Jiading District, Shanghai 201806
The People’s Republic of China
+86 21 5050 4740

Zhongrong Investment Holdings (Hong Kong) Co., Ltd.

Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited

Room 2803-05, AXA Tower, Landmark East
100 How Ming Street, Kwun Tong Kowloon
Hong Kong

+852 8208 5118

Ningxia Zhongyincashmere International Group Co., Ltd.

Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership)

Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership)

Ecological Textile Park
Lingwu, Ningxia 750400
The People’s Republic of China

+86 951 4038 950, extension 8969

Shaolin Liang
Sixth Floor, Heping Mansion
No. 6 Laiguangying East Road
Chaoyang District, Beijing 100102
The People’s Republic of China
+86 10 8517 1831, extension 849

Orient Hongtai (Hong Kong) Limited Orient Hongzhi (Hong Kong) Limited Flat 2, 19/F, Henan Building 90-92 Jaffe Road, Wanchai Hong Kong +86 575 8220 5036	Hao Ding International Limited Shanghai Hai Sheng Tong Investment Co., Ltd. 2810, 689 Guangdong Road Huangpu District, Shanghai 200001 The People’s Republic of China +86 575 8220 5036
TonSung Holdings Limited HuaSung Holdings Limited Geneva Place, Waterfront Drive, P.O. Box 3469 Road Town, Tortola, British Virgin Islands +86 575 8220 5036	Liyou Investment Management (Shanghai) Company Limited 55 Xili Road, Room 1547B, 15th Floor Shanghai Free Trade Zone, Shanghai 200131 The People’s Republic of China +86 575 8220 5036
Lihua Investment Center (Shanghai) L.P. 55 Xili Road, Room 1545A, 15th Floor Shanghai Free Trade Zone, Shanghai 200131 The People’s Republic of China +86 575 8220 5036	Huatong Holding Group Company Limited Miaotong Wang 439 Renmin Xi Road, Shangyu District Shaoxing, Zhejiang The People’s Republic of China +86 575 8214 8872
Litian Investment Center (Shanghai) L.P. 55 Xili Road, Room 1513B, 15th Floor Shanghai Free Trade Zone, Shanghai 200131 The People’s Republic of China +86 575 8220 5036	Heng Shao Ji Wang 391 Guiping Road, New International Commercial Center Building A, 19th Floor Xuhui District, Shanghai 200233 The People’s Republic of China +86 21 5427 8388
Lihai Investment Center (Shanghai) L.P. 55 Xili Road, Room 1545A, 15th Floor Shanghai Free Trade Zone, Shanghai 200131 The People’s Republic of China +86 575 8220 5036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:
Robert Chu, Esq. Sullivan & Cromwell Level 32 101 Collins Street Melbourne, Victoria 3000 Australia +61 3 9635 1500	Chun Wei, Esq. Sullivan & Cromwell 28th Floor Nine Queen’s Road Central Hong Kong +852 2826 8688	Miranda So, Esq. Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road. Central Hong Kong +852 2533 3300	Zhan Chen, Esq. Wilson Sonsini Goodrich & Rosati, P.C. Jin Mao Tower, 38F, Unit 03-04 88 Century Boulevard Shanghai 200121 The People’s Republic of China +86 21 6167 1700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1 Jian Guo Men Wai Avenue Beijing 100004 The People’s Republic of China +86 10 6535 5500

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee***
$485,680,734.48	$56,436.10
*	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

**

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $3.55 for 132,133,058 issued and outstanding ordinary shares of the issuer (which is the total outstanding shares, including shares represented by the American depositary shares, less the rollover shares not being acquired) subject to the transaction plus (b) the product of 9,509,180 ordinary shares issuable under all outstanding and unexercised options multiplied by $1.536 per share (which is the difference between $3.55 per share merger consideration and the weighted average exercise price of approximately $2.014 per share) plus (c) the product of 23,246 outstanding shares of company restricted stock multiplied by $3.55 per share plus (d) the product of 540,776 outstanding company restricted stock units multiplied by $3.55 per unit ((a), (b), (c) and (d) together, the “Transaction Valuation”).

***	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

Introduction

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Shanda Games Limited, a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value US$0.01 per share (each, a “Share ”), including the Class A ordinary shares represented by American depositary shares (“ADSs”), each representing two Class A Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Yingfeng Zhang, the chairman of the board and acting chief executive officer of the Company; (c) Capitalhold Limited (“Parent ”), an exempted company with limited liability incorporated under the laws of the Cayman Islands; (d) Capitalcorp Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent; (e) Ningxia Yilida Capital Investment Limited Partnership (“Ningxia Yilida ”), a limited partnership formed under the laws of the People’s Republic of China and an affiliate of the Company’s acting chief executive officer, Mr. Yingfeng Zhang; (f) Yili Shengda Investment Holdings (Hong Kong) Company Limited (“ Yili Shengda”), a company incorporated and existing under the laws of Hong Kong and an affiliate of Mr. Yingfeng Zhang; (g) Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership) (“Zhengjun Investment ”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of Mr. Yingfeng Zhang; (h) Shanghai Yingfeng Investment Management Company Limited (“Shanghai Yingfeng”), a limited liability company organized under the laws of the People’s Republic of China directly and wholly owned by Mr. Yingfeng Zhang; (i) Ningxia Zhongyincashmere International Group Co., Ltd. (“Ningxia”), a company formed under the laws of the People’s Republic of China; (j) Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited (“Zhongrong Shengda”), a company incorporated and existing under the laws of Hong Kong and an affiliate of Ningxia; (k) Zhongrong Investment Holdings (Hong Kong) Co., Ltd. (“Zhongrong Investment”), a company incorporated and existing under the laws of Hong Kong and an affiliate of Ningxia; (l) Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership) (“Ningxia Silkroad”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of Ningxia; (m) Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership) (“Zhongrong Legend”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of Ningxia; (n) Mr. Shaolin Liang, a director of the Company and a vice general manager of Ningxia; (o) Mr. Miaotong Wang, Mr. Heng Shao and Mr. Ji Wang, affiliates of the Company (collectively, the “Li-Funds Persons”); (p) Orient Hongtai (Hong Kong) Limited (“Orient Hongtai”), a company incorporated and existing under the laws of Hong Kong and an affiliate of the Li-Funds Persons; (q) Orient Hongzhi (Hong Kong) Limited (“Orient Hongzhi”), a company incorporated and existing under the laws of Hong Kong and an affiliate of the Li-Funds Persons; (r) Hao Ding International Limited (“Hao Ding”), a company established under the laws of the British Virgin Islands and an affiliate of the Li-Funds Persons; (s) TonSung Holdings Limited (“TonSung ”), a company established under the laws of the British Virgin Islands and an affiliate of the Li-Funds Persons; (t) HuaSung Holdings Limited (“HuaSung”), a company established under the laws of the British Virgin Islands and an affiliate of the Li-Funds Persons; (u) Shanghai Hai Sheng Tong Investment Co., Ltd. (“Hai Sheng Tong”), a limited liability company organized and existing under the laws of the People’s Republic of China and an affiliate of the Li-Funds Persons; (v) Lihua Investment Center (Shanghai) L.P. (“Lihua”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of the Li-Funds Persons; (w) Litian Investment Center (Shanghai) L.P. (“Litian”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of the Li-Funds Persons; (x) Lihai Investment Center (Shanghai) L.P. (“Lihai ”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of the Li-Funds Persons; (y) Liyou Investment Management (Shanghai) Company Limited (“Liyou”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of Mr. Heng Shao and Mr. Ji Wang; and (z) Huatong Holding Group Company Limited (“Huatong”), a limited liability company organized and existing under the laws of the People’s Republic of China and an affiliate of Mr. Miaotong Wang.

On April 3, 2015, Parent, Merger Sub and the Company entered into an agreement and plan of merger providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), Parent will be beneficially owned by Ningxia Yilida, Ningxia, Orient Hongtai, Orient Hongzhi, Hao Ding, Zhengjun Investment, Ningxia Silkroad and Zhongrong Legend. On September 23, 2015, Parent, Merger Sub and the Company amended and restated the merger agreement entered into on April 3, 2015 to (i) extend the date after which either Parent or the Company may terminate the merger agreement without payment of a termination fee from October 3, 2015 to December 31, 2015 and (ii) make certain technical amendments. Such agreement and plan of merger, as amended and restated from time to time, is referred to herein as the “Merger Agreement”.

If the Merger is completed, each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist and will be converted into and exchanged for the right to receive US$3.55 and each issued and outstanding ADS will represent the right to surrender one ADS in exchange for US$7.10 (less US$0.05 per ADS cancellation fees pursuant to the terms of the Deposit Agreement, dated as of September 24, 2009, among the Company, JPMorgan Chase Bank, N.A., as depositary, and the holders of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes. Notwithstanding the foregoing, if the Merger is completed, the following Shares (including Shares represented by ADSs) will be cancelled and cease to exist at the Effective Time but will not be converted into the right to receive the consideration described in the immediately preceding sentence:

(a)	48,759,187 Class B ordinary shares held by Yili Shengda, 48,759,187 Class B ordinary shares held by Zhongrong Shengda, 61,766,334 Class A ordinary shares held by Orient Hongtai, 61,766,335 Class A ordinary shares held by Orient Hongzhi, 80,577,828 Class A ordinary shares held by Zhongrong Investment, 107,438,129 Class A ordinary shares held by Hao Ding and the Shares held by Parent, the Company or any of their subsidiaries immediately prior to the Effective Time, which will be cancelled without payment of any consideration or distribution therefor; and

(b)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “ Cayman Islands Companies Law”), which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holders’ dissenters’ rights under the Cayman Islands Companies Law.

1

In addition to the foregoing, at the Effective Time, (i) each option to purchase Shares, whether vested or unvested (“Company Options”), that is issued and outstanding immediately prior to the Effective Time, will be cancelled and converted into the right to receive, as soon as practicable after the Effective Time, an amount equal to the product of the total number of Shares issuable under such Company Option immediately prior to the Effective Time multiplied by the excess of US$3.55 over the exercise price payable per Share under such Company Option, in cash, without interest and net of any applicable withholding taxes, and (ii) each restricted Share with respect to which the restrictions have not lapsed (“Company Restricted Shares”) and each restricted stock unit whether or not the restrictions with respect thereto have lapsed (“Company RSUs”), in each case, that is issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive, as soon as practicable after the Effective Time, an amount equal to US$3.55, in cash, without interest and net of any applicable withholding taxes.

Furthermore, concurrently with the execution and delivery of the Merger Agreement on April 3, 2015, certain existing shareholders of the Company, namely Yili Shengda, Zhongrong Shengda, Orient Hongtai, Orient Hongzhi, Zhongrong Investment and Hao Ding (collectively, the “Rollover Shareholders ”), entered into a support agreement with Parent, pursuant to which they agreed with Parent, among other things, that (a) they will vote (or cause to be voted) all of the Shares (including Shares represented by ADSs) owned directly or indirectly by them in favor of the proposal to approve and authorize the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, and (b) the Shares (including Shares represented by ADSs) owned directly or indirectly by them will, in connection with and at the Effective Time, be cancelled for no consideration in the Merger.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the Plan of Merger and the Transactions, including the Merger, must be authorized and approved by a special resolution representing an affirmative vote of shareholders holding two-thirds or more of the voting power represented by the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders held in accordance with its memorandum and articles of association.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

2

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2. Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”
•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of ADSs”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Transactions in Shares and ADSs—Purchases by the Company”
•	“Transactions in Shares and ADSs—Transactions within the Buyer Group”
•	“Special Factors—Related-Party Transactions”

Item 3. Identity and Background of Filing Person

(a) Name and Address. Shanda Games Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet––The Parties Involved in the Merger”
•	“Annex F—Directors and Executive Officers of Each Filing Person”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet––The Parties Involved in the Merger”
•	“Annex F—Directors and Executive Officers of Each Filing Person”

3

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet––The Parties Involved in the Merger”
•	“Annex F—Directors and Executive Officers of Each Filing Person”

Item 4. Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors”
•	“The Extraordinary General Meeting”
•	“The Merger Agreement”
•	“Annex A––Agreement and Plan of Merger”
•	“Annex B—Plan of Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors––Effects of the Merger on the Company”
•	“Special Factors––Financing of the Merger”
•	“Special Factors––Interests of Certain Persons in the Merger”
•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”
•	“The Merger Agreement”
•	“Annex A––Agreement and Plan of Merger”
•	“Annex B—Plan of Merger”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet––Merger Consideration”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“The Extraordinary General Meeting––Rights of Shareholders Who Object to the Merger”
•	“The Merger Agreement––Merger Consideration”
•	“Dissenters’ Rights”
•	“Annex D—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f) Eligibility for Listing or Trading. Not applicable.

4

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors––Interests of Certain Persons in the Merger”
•	“Special Factors––Related-Party Transactions”
•	“Transactions in Shares and ADSs”

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Special Factors––Background of the Merger”
•	“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors––Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Purposes of and Reasons for the Merger”
•	“Special Factors—Effects of the Merger on the Company”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Limited Guarantees”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Merger Agreement”
•	“Annex A––Agreement and Plan of Merger”
•	“Annex B—Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Consortium Agreement”
•	“Special Factors—Support Agreement”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”
•	“The Merger Agreement”
•	“Transactions in Shares and ADSs”
•	“Annex A––Agreement and Plan of Merger”
•	“Annex B—Plan of Merger”

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors––Purposes of and Reasons for the Merger”
•	“Special Factors––Effects of the Merger on the Company”
•	“Special Factors––Plans for the Company after the Merger”
•	“Special Factors––Financing of the Merger”
•	“Special Factors––Interests of Certain Persons in the Merger”
•	“The Merger Agreement”
•	“Annex A––Agreement and Plan of Merger”
•	“Annex B—Plan of Merger”

5

(c)(1)—(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Special Factors––Background of the Merger”
•	“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors––Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Purposes of and Reasons for the Merger”
•	“Special Factors—Effects of the Merger on the Company”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Merger Agreement”
•	“Annex A––Agreement and Plan of Merger”
•	“Annex B—Plan of Merger”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Special Factors––Background of the Merger”
•	“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Purposes of and Reasons for the Merger”
•	“Special Factors—Effects of the Merger on the Company”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors––Background of the Merger”
•	“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors––Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Purposes of and Reasons for the Merger”
•	“Special Factors—Effects on the Company if the Merger Is Not Completed”
•	“Special Factors—Alternatives to the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Special Factors––Background of the Merger”
•	“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors––Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors––Opinion of Merrill Lynch, the Special Committee’s Financial Advisor”
•	“Special Factors—Purposes of and Reasons for the Merger”
•	“Special Factors—Effects of the Merger on the Company”
•	“Special Factors––Plans for the Company After the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors––Background of the Merger”
•	“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Purposes of and Reasons for the Merger”
•	“Special Factors—Effects of the Merger on the Company”
•	“Special Factors––Plans for the Company After the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors––Fees and Expenses”
•	“Special Factors––Material U.S. Federal Income Tax Consequences”
•	“Special Factors—Material PRC Income Tax Consequences”
•	“Special Factors—Material Cayman Islands Tax Consequences”
•	“The Extraordinary General Meeting––Rights of Shareholders Who Object to the Merger”
•	“The Merger Agreement”
•	“Dissenters’ Rights”
•	“Annex A––Agreement and Plan of Merger”
•	“Annex B—Plan of Merger”
•	“Annex D—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

6

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”
•	“Summary Term Sheet—Opinion of Merrill Lynch, the Special Committee’s Financial Advisor”
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors––Background of the Merger”
•	“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors––Opinion of Merrill Lynch, the Special Committee’s Financial Advisor”
•	“Special Factors—Purposes of and Reasons for the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Annex C––Opinion of Merrill Lynch as Financial Advisor”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“The Extraordinary General Meeting––Record Date; Shares and ADSs Entitled to Vote”
•	“The Extraordinary General Meeting—Quorum”
•	“The Extraordinary General Meeting—Vote Required”

The Merger does not require approval by the holders of at least a majority of the Shares held by the Company’s unaffiliated security holders.

(d)––(e) Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet—Opinion of Merrill Lynch, the Special Committee’s Financial Advisor”
•	“Special Factors––Background of the Merger”
•	“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors––Opinion of Merrill Lynch, the Special Committee’s Financial Advisor”
•	“Annex C––Opinion of Merrill Lynch as Financial Advisor”

7

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	None.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Merrill Lynch, the Special Committee’s Financial Advisor”
•	“Special Factors––Background of the Merger”
•	“Special Factors––Certain Financial Projections”
•	“Special Factors––Opinion of Merrill Lynch, the Special Committee’s Financial Advisor”
•	“Annex C––Opinion of Merrill Lynch as Financial Advisor”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet––Financing of the Merger”
•	“Summary Term Sheet––Fees and Expenses”
•	“Special Factors––Financing of the Merger”
•	“Special Factors––Limited Guarantees”
•	“Special Factors––Fees and Expenses”
•	“The Merger Agreement”
•	“Annex A––Agreement and Plan of Merger”
•	“Annex B—Plan of Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet––Termination Fees and Reimbursement of Expenses”
•	“Summary Term Sheet––Fees and Expenses”
•	“Special Factors––Fees and Expenses”
•	“The Merger Agreement––Termination Fee and Reimbursement of Expenses”
•	“The Extraordinary General Meeting––Solicitation of Proxies”
•	“Annex A––Agreement and Plan of Merger”
•	“Annex B—Plan of Merger”

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

8

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Summary Term Sheet—Support Agreement”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Support Agreement”
•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”
•	“The Extraordinary General Meeting—Vote Required”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger––How does the Board recommend that I vote on the proposals?”
•	“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Purposes of and Reasons for the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Extraordinary General Meeting––Vote Required”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

Item 13. Financial Statements

(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2013 and 2014 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2014, originally filed on April 17, 2015 (see page F-1 and following pages thereto). The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”
•	“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Summary Term Sheet––Fees and Expenses”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors––Fees and Expenses”
•	“The Extraordinary General Meeting—Solicitation of Proxies”
•	“Annex F—Directors and Executive Officers of Each Filing Person”

9

Item 15. Additional Information

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference.

Item 16. Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company, dated as of [ ], 2015.
(a)-(2)	Letter to Shareholders, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.
(a)-(6)	Press Release issued by the Company, dated as of April 3, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2015.
(b)-(1)	Equity Commitment Letter, dated as of April 3, 2015, by Zhongrong Legend, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D Amendment filed by Yili Shengda on April 6, 2015.
(b)-(2)	Equity Commitment Letter, dated as of April 3, 2015, by Ningxia Silkroad, incorporated herein by reference to Exhibit 7.11 to the Schedule 13D Amendment filed by Yili Shengda on April 6, 2015.
(b)-(3)	Equity Commitment Letter, dated as of April 3, 2015, by Zhengjun Investment, incorporated herein by reference to Exhibit 7.12 to the Schedule 13D Amendment filed by Yili Shengda on April 6, 2015.
(c)-(1)	Opinion of Merrill Lynch, dated as of April 3, 2015, incorporated herein by reference to Annex C of the Proxy Statement.
(c)-(2)	Presentation/discussion materials prepared by Merrill Lynch for discussion with the Special Committee and the Board, dated April 3, 2015, incorporated herein by reference to Exhibit (c)-(2) to the Schedule 13E-3 Amendment filed by the Filing Persons on August 27, 2015.
(c)-(3)	Presentation/discussion materials prepared by Merrill Lynch for discussion with the Special Committee, dated September 23, 2014, incorporated herein by reference to Exhibit (c)-(2) to the Schedule 13E-3 Amendment filed by the Filing Persons on August 27, 2015.
(d)-(1)

Agreement and Plan of Merger, dated as of April 3, 2015 and amended and restated as of September 23, 2015, among Parent, Merger Sub and the Company, incorporated herein by reference to Annex A of the Proxy Statement.

10

(d)-(2)	Support Agreement, dated as of April 3, 2015, by and among Parent, Yili Shengda, Zhongrong Shengda, Zhongrong Investment, Orient Hongtai, Orient Hongzhi and Hao Ding, incorporated herein by reference to Annex E of the Proxy Statement.
(d)-(3)	Limited Guarantee, dated as of April 3, 2015, by Zhongrong Legend, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2015.
(d)-(4)	Limited Guarantee, dated as of April 3, 2015, by Ningxia Silkroad, incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2015.
(d)-(5)	Limited Guarantee, dated as of April 3, 2015, by Zhengjun Investment, incorporated herein by reference to Exhibit 99.5 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2015.
(d)-(6)	Consortium Agreement, dated as of January 27, 2014, by and among Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P., Perfect World Co., Ltd. (which became a party on April 18, 2014 by entering into an adherence agreement), FV Investment Holdings (which became a party on April 25, 2014 by entering into an adherence agreement) and CAP IV Engagement Limited (which became a party on May 19, 2014 by entering into an adherence agreement), incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on January 30, 2014.
(d)-(7)	Share Purchase Agreement, dated as of January 27, 2014, by and among Shanda SDG Investment Limited and Primavera Capital (Cayman) Fund I L.P., incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on January 30, 2014.
(d)-(8)	Share Purchase Agreement, dated as of April 18, 2014, by and among Shanda SDG Investment Limited and Perfect World Co., Ltd., incorporated herein by reference to Exhibit 7.05 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on April 21, 2014.
(d)-(9)	Adherence Agreement, dated as of April 18, 2014, by and among Perfect World Co., Ltd., Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., incorporated herein by reference to Exhibit 7.06 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on April 21, 2014.
(d)-(10)	Adherence Agreement, dated as of April 25, 2014, by and among FV Investment Holdings, Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P.and Perfect World Co., Ltd., incorporated herein by reference to Exhibit 7.07 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on April 28, 2014.
(d)-(11)	Adherence Agreement, dated as of May 19, 2014, by and among CAP IV Engagement Limited, Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P., Perfect World Co., Ltd. and FV Investment Holdings, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on May 19, 2014.
(d)-(12)	Share Purchase Agreement, dated as of August 31, 2014, by and between Shanda SDG Investment Limited and Orient Finance Holdings (Hong Kong) Limited, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.

11

(d)-(13)	Share Purchase Agreement, dated as of September 1, 2014, by and between Shanda SDG Investment Limited and Shanghai Buyout Fund L.P., incorporated herein by reference to Exhibit 7.10 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.
(d)-(14)	Share Purchase Agreement, dated as of September 1, 2014, by and between Shanda SDG Investment Limited and Ningxia Zhongyincashmere International Group Co., Ltd., incorporated herein by reference to Exhibit 7.11 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.
(d)-(15)	Adherence Agreement, dated as of September 1, 2014, by and among Orient Finance Holdings (Hong Kong) Limited, Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., incorporated herein by reference to Exhibit 7.12 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.
(d)-(16)	Adherence Agreement, dated as of September 1, 2014, by and among Shanghai Buyout Fund L.P., Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., incorporated herein by reference to Exhibit 7.13 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.
(d)-(17)	Adherence Agreement, dated as of September 1, 2014, by and among Ningxia Zhongyincashmere International Group Co., Ltd., Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., incorporated herein by reference to Exhibit 7.14 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.
(d)-(18)	Withdrawal Notice, dated as of September 1, 2014, by and among Perfect World Co., Ltd., FV Investment Holdings, CAP IV Engagement Limited, Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., incorporated herein by reference to Exhibit 7.15 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.
(d)-(19)	Withdrawal Notice, dated as of September 1, 2014, by and among Primavera Capital (Cayman) Fund I L.P., Shanda Interactive Entertainment Limited, Orient Finance Holdings (Hong Kong) Limited, Shanghai Buyout Fund L.P. and Ningxia Zhongyincashmere International Group Co., Ltd., incorporated herein by reference to Exhibit 7.16 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.
(d)-(20)	Share Purchase Agreement, dated as of September 1, 2014, by and among Primavera Capital (Cayman) Fund I L.P., Perfect World Co., Ltd. and Shanghai Buyout Fund L.P., incorporated herein by reference to Exhibit 7.05 to the Schedule 13D Amendment filed by Perfect World Co., Ltd. on September 2, 2014.
(d)-(21)	Consent and Release, dated as of September 1, 2014, by and between Shanda SDG Investment Limited, Primavera Capital (Cayman) Fund I L.P. and Perfect World Co., Ltd., incorporated herein by reference to Exhibit 7.17 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.
(d)-(22)	Exclusivity and Release, dated as of October 28, 2014, by and between Ningxia and Shanda Interactive Entertainment Limited, incorporated herein by reference to Exhibit 7.18 to the Schedule 13D Amendment filed by Shanda Interactive Entertainment Limited, Shanda SDG Investment Limited and Premium Lead Company Limited on October 28, 2014.

12

(d)-(23)	Share Purchase Agreement, dated as of November 25, 2014, by and among Shanda SDG Investment Limited, Ningxia, Zhongrong Shengda and Yili Shengda, incorporated herein by reference to Exhibit 7.19 to the Schedule 13D Amendment filed by Shanda Interactive Entertainment Limited, Shanda SDG Investment Limited and Premium Lead Company Limited on November 26, 2014.
(d)-(24)	Consortium Agreement, dated as of December 5, 2014, by and between Ningxia Yilida and Ningxia, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Yili Shengda on December 5, 2014.
(d)-(25)	Consortium Agreement, dated as of March 16, 2015, by and among Ningxia Yilida, Ningxia, Orient Hongtai, Orient Hongzhi and Hao Ding, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Yili Shengda on March 17, 2015.
(d)-(26)	Adherence Agreement, dated as of April 3, 2015, by Zhongrong Legend, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D Amendment filed by Yili Shengda on April 6, 2015.
(d)-(27)	Adherence Agreement, dated as of April 3, 2015, by Ningxia Silkroad, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D Amendment filed by Yili Shengda on April 6, 2015.
(d)-(28)	Adherence Agreement, dated as of April 3, 2015, by Zhengjun Investment, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D Amendment filed by Yili Shengda on April 6, 2015.
(d)-(29)	Share Purchase Agreement, dated as of June 25, 2015, by and among Litian Investment Center (Shanghai) L.P., Orient Zhihui Investment Center (Shanghai) L.P., HuaSung Holdings Limited and Orient Hongzhi, incorporated herein by reference to Exhibit 7.34 to the Schedule 13D Amendment filed by Orient Finance Holdings (Hong Kong) Limited on July 1, 2015.
(d)-(30)	Share Purchase Agreement, dated as of June 25, 2015, by and among Lihua Investment Center (Shanghai) L.P., Orient Zhisheng Investment Center (Shanghai) L.P., TonSung Holdings Limited and Orient Hongtai, incorporated herein by reference to Exhibit 7.35 to the Schedule 13D Amendment filed by Orient Finance Holdings (Hong Kong) Limited on July 1, 2015.
(d)-(31)

Share Purchase Agreement, dated as of June 25, 2015, by and among Lihai Investment Center (Shanghai) L.P., Shanghai Buyout Fund L.P., Xizang Runda Resource Ltd., Shanghai Hai Sheng Tong Investment Co., Ltd. and Hao Ding, incorporated herein by reference to Exhibit 7.34 to the Schedule 13D Amendment filed by Shanghai Buyout Fund L.P. on July 1, 2015.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.

13

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

Dated as of October 6, 2015

Shanda Games Limited

By: /s/ Li Yao

Name: Li Yao

Title: Chief Financial Officer

YINGFENG ZHANG

 /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Capitalhold Limited

By: /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Title: Director

Capitalcorp Limited

By: /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Title: Director

Ningxia Yilida Capital Investment Limited Partnership

By Shanghai Yingfeng Investment Management Company Limited, its general partner

By: /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Title: Director

Yili Shengda Investment Holdings (Hong Kong) Company Limited

By: /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Title: Director

Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership)

By Shanghai Yingfeng Investment Management Company Limited, its general partner

By: /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Title: Director

SHANGHAI YINGFENG INVESTMENT MANAGEMENT COMPANY LIMITED

By: /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Title: Director

Ningxia Zhongyincashmere International Group Co., Ltd.

By: /s/ Shengming Ma

Name: Shengming Ma

Title: Chairman

Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited

By: /s/ Shengming Ma

Name: Shengming Ma

Title: Director

Zhongrong Investment Holdings (Hong Kong) Co., Ltd.

By: /s/ Shengming Ma

Name: Shengming Ma

Title: Director

Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership)

By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By: /s/ Shengming Ma

Name: Shengming Ma

Title: Chairman

Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership)

By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By: /s/ Shengming Ma

Name: Shengming Ma

Title: Chairman

SHAOLIN LIANG

/s/ Shaolin Liang

Name: Shaolin Liang

Orient Hongtai (Hong Kong) Limited

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

Orient Hongzhi (Hong Kong) Limited

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

Hao Ding International Limited

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

TONSUNG HOLDINGS LIMITED

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

LIHUA INVESTMENT CENTER (SHANGHAI) L.P.

By: /s/ Bo Chen

Name: Bo Chen

Title: Authorized Representative

HUASUNG HOLDINGS LIMITED

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

LITIAN INVESTMENT CENTER (SHANGHAI) L.P.

By: /s/ Bo Chen

Name: Bo Chen

Title: Authorized Representative

SHANGHAI HAI SHENG TONG INVESTMENT CO., LTD.

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

LIHAI INVESTMENT CENTER (SHANGHAI) L.P.

By: /s/ Bo Chen

Name: Bo Chen

Title: Authorized Representative

LIYOU INVESTMENT MANAGEMENT (SHANGHAI) COMPANY LIMITED

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

ZHEJIANG HUATONG HOLDING GROUP COMPANY LIMITED

By: /s/ Miaotong Wang

Name: Miaotong Wang

Title: Chairman

MIAOTONG WANG

/s/ Miaotong Wang

Name: Miaotong Wang

HENG SHAO

/s/ Heng Shao

Name: Heng Shao

JI WANG

/s/ Ji Wang

Name: Ji Wang